MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the S&P 500 Index Fund of the SEI Index Funds (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 1999 and from March 31, 1999 (last examination date) through April 30, 1999.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 and March 31, 1999 through April 30, 1999, with respect to securities reflected in the investment account of the Trust.




/S/ KATHIE MALLEY
---------------------------------------------------
Kathie Malley, Investment Bank Manager



   FUND NAME                                                   STATE                         FILING TYPE          FILE NUMBER

                    [Adopted in Release No. IC-17085 (84,434), effective September 25, 1989, 54 F.R. 32048]
                                                U.S. Securities and Exchange Commission
                                                          Washington DC 20549

                                                             FORM N-17F-2

         FORM N-17F-2
Certificate of Accounting of Securities and Similar Investments in the Custody
                           of Management Investment Companies

                                      Pursuant to Rule 17f-2 [17CFR 270.17f-2]

--------------------------------------------------------------------------------
1. Investment Company Act File Number:                Date Examination
                                                      Complete: 4/30/99
SEI Index Funds - S&P 500 Index Portfolio

2. State Identification Number

See attached Exhibit A listing the fund availability by state (If applicable the associated state permit number is provided).




















3. Exact number of investment company as specified in registration statement:
2-97111

4. Address of principal executive office: (number, street, city, state, zip code)
One Freedom Valley
Wayne, PA  19087

--------------------------------------------------------------------------------


   FUND NAME                                                   STATE                         FILING TYPE          FILE NUMBER

INSTRUCTIONS
This form must be completed by the investment companies that have custody of securities or similar investments.
Investment Company

1. All items must be completed by the investment company
2. Give this form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington DC, one copy with the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden yours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, US Securities and Exchange Commission, 450 Fifth Street NW Washington DC 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington DC 20503

   FUND NAME                                                   STATE                         FILING TYPE          FILE NUMBER

   SEI Index Funds



                                                               CALIFORNIA                    A = Annual           504-5132
                                                               COLORADO                      A = Annual           IC 9101316
                                                               GEORGIA                       O = Other            56-851073
                                                               ILLINOIS                      A = Annual           9839784
                                                               INDIANA                       A = Annual           85-0281-IC
                                                               MINNESOTA                     G = Good Until S     R-25346
                                                               Minnesota Exemption           A = Annual           R-25346
                                                               NORTH CAROLINA                A = Annual           1474
                                                               PENNSYLVANIA                  A = Annual           87-08-182MF
                                                               VIRGINIA                      A = Annual           1334
                                                               WEST VIRGINIA                 G = Good Until S     BC-30495
                                                               WYOMING                       O = Other            18846

   SEI Index Funds

                                                               KENTUCKY                      A = Annual           M24084
                                                               LOUISIANA                     A = Annual           56374
                                                               OHIO                          O = Other            14573
                                                               OKLAHOMA                      A = Annual           SE-100797
                                                               OREGON                        A = Annual           94-1169
                                                               UTAH                          A = Annual           1864-06

   SEI Index Funds - S&P 500 Index Portfolio

                                                               ALASKA                        O = Other            98 01394
                                                               ALABAMA                       A = Annual
                                                               ARKANSAS                      A = Annual           85-M0411-02
                                                               CONNECTICUT                   A = Annual           SI23473
                                                               DELAWARE                      A = Annual
                                                               HAWAII                        A = Annual
                                                               IDAHO                         A = Annual           30260
                                                               KANSAS                        A = Annual           94S0001644
                                                               MISSOURI                      A = Annual           205403
                                                               NEVADA                        A = Annual
                                                               NEW YORK                      O = Other            S-26-41-39
                                                               RHODE ISLAND                  A = Annual
                                                               SOUTH CAROLINA                A = Annual           MF5232

   SEI Index Funds - S&P 500 Index Portfolio - Class A

                                                               ARIZONA                       A = Annual           S-AB19522-QUAL
                                                               IOWA                          A = Annual           I-26153
                                                               MASSACHUSETTS                 A = Annual           96-4288-MR
                                                               MARYLAND                      A = Annual           SM912351
                                                               MAINE                         A = Annual           MF-R-98-11173
                                                               MICHIGAN                      A = Annual           227712
                                                               MISSISSIPPI                   A = Annual           MF-96-07-103
                                                               MONTANA                       A = Annual           31234
                                                               NORTH DAKOTA                  G = Good Until S     6959
                                                               NEBRASKA                      A = Annual           027997
                                                               NEW HAMPSHIRE                 A = Annual
                                                               NEW MEXICO                    A = Annual           987206
                                                               SOUTH DAKOTA                  A = Annual           1628
                                                               TENNESSEE                     A = Annual           RM98-3057
                                                               TEXAS                         G = Good Until S     C-25098
                                                               VERMONT                       A = Annual           4/24/85-01
                                                               WASHINGTON                    G = Good Until S     C-22261
                                                               WISCONSIN                     A = Annual           207824-03

    SEI Index Funds - S&P 500 Index Portfolio - Class E

                                                               ARIZONA                       A = Annual           S-0048615-QUAL
                                                               IOWA                          A = Annual           I-35993
                                                               KENTUCKY                      A = Annual           M32407
                                                               LOUISIANA                     A = Annual           60004
                                                               MASSACHUSETTS                 A = Annual           96-2190-M

   FUND NAME                                                   STATE                         FILING TYPE          FILE NUMBER

                                                               MARYLAND                      A = Annual           SM960358
                                                               MAINE                         A = Annual           MF-R-99-8518
                                                               MICHIGAN                      A = Annual           222820
                                                               MISSISSIPPI                   G = Good Until S     MF-96-02-154
                                                               MONTANA                       A = Annual           34557
                                                               NORTH DAKOTA                  A = Annual           N997
                                                               NEBRASKA                      A = Annual           038542
                                                               NEW HAMPSHIRE                 A = Annual
                                                               NEW MEXICO                    A = Annual           981612
                                                               OHIO                          O = Other            14574
                                                               OKLAHOMA                      A = Annual           I-127797
                                                               OREGON                        A = Annual           96-0189
                                                               SOUTH DAKOTA                  A = Annual           14317
                                                               TENNESSEE                     A = Annual           RM98-3057
                                                               TEXAS                         G = Good Until S     C-49692
                                                               UTAH                          A = Annual           5-3825-45
                                                               VERMONT                       A = Annual           2/28/96-18
                                                               WASHINGTON                    G = Good Until S     C-52970
                                                               WISCONSIN                     A = Annual           312654-03
                                                               WEST VIRGINIA                 G = Good Until S     BC-30495

   SEI Index Funds - Bond Index Portfolio

                                                               ALASKA                        O = Other            99-02212
                                                               ALABAMA                       A = Annual
                                                               ARKANSAS                      A = Annual           85-M0411-01
                                                               ARIZONA                       A = Annual           S-0019522-QUAL
                                                               CONNECTICUT                   A = Annual           SI 23472
                                                               DELAWARE                      A = Annual
                                                               HAWAII                        A = Annual
                                                               IOWA                          A = Annual           I-26154
                                                               IDAHO                         A = Annual           42642
                                                               KANSAS                        A = Annual           94S0001643
                                                               MASSACHUSETTS                 A = Annual           96-4289-MR
                                                               MARYLAND                      A = Annual           SM912352
                                                               MAINE                         A = Annual           MF-R-98-11175
                                                               MICHIGAN                      A = Annual           227713
                                                               MISSOURI                      A = Annual           205403
                                                               MISSISSIPPI                   G = Good Until S     MF-88-08-010
                                                               MONTANA                       A = Annual           9258
                                                               NORTH DAKOTA                  G = Good Until S     8042
                                                               NEBRASKA                      A = Annual           027996
                                                               NEW HAMPSHIRE                 A = Annual
                                                               NEW MEXICO                    A = Annual           985650
                                                               NEVADA                        A = Annual
                                                               NEW YORK                      O = Other            S-26-41-38
                                                               RHODE ISLAND                  A = Annual
                                                               SOUTH CAROLINA                A = Annual           MF4243
                                                               SOUTH DAKOTA                  A = Annual           9494
                                                               TENNESSEE                     A = Annual           RM97-2756
                                                               TEXAS                         G = Good Until S     C-31929
                                                               VERMONT                       A = Annual           5/24/91-10
                                                               WASHINGTON                    G = Good Until S     C-23777
                                                               WISCONSIN                     A = Annual           214370-03


       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Trustees of
  SEI Index Funds and the
  Securities and Exchange Commission:

We have examined management's assertion about the S&P 500 Index Fund of SEI Index Funds' (the "Trust's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 1999, and with respect to agreement of security purchases and sales, for the period from March 31, 1999 (the date of our last examination) through April 30, 1999:

     We agreed a sample of securities shown on the books and records of SEI Index Funds as of April 30, 1999 to the safekeeping reports of Comerica Bank, the custodian, noting agreement of quantity and description, except for securities purchased/sold but not received/delivered, pledged, or out for transfer on that date, as to which we obtained documentation from the brokers.

     For all securities shown on the safekeeping reports of Comerica Bank as of April 30, 1999 which were designated as being held by institutions in book entry form (which include but are not limited to securities owned by SEI Index Funds), we confirmed all such securities with those institutions which use the book entry method of accounting for securities (Bankers Trust, Federal Reserve Bank and The Depository Trust Company, the subcustodians). For a sample of securities on the safekeeping reports of Comerica Bank, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that discrepancies were resolved. We tested, on a sample basis, the resolution of such reconciling items between the custodian and subcustodians.

     We confirmed all repurchase agreements shown on the books and records of SEI Index Funds as of April 30, 1999 with brokers and the application of alternative procedures with respect to unsettled repurchase agreement transactions, noting agreement of quantity and description. We also agreed the underlying collateral for such repurchase agreements, as confirmed by such brokers, with the Comerica Bank safekeeping reports, noting that such collateral was held for the account of SEI Index Funds.

     We agreed a sample of security purchases and security sales since our last report from the books and records of the Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the S&P 500 Index Fund of SEI Index Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of SEI Index Funds and the Securities and Exchange Commission and should not be used for any other purpose.



/s/ ARTHUR ANDERSEN LLP

Philadelphia, PA
December 31, 1999